Exhibit 99.2

GOLDMINING INC.

(the "Company")

Annual General Meeting May 16, 2024

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general meeting of the Company held on May 16, 2024 (the "Meeting") and the outcome of such votes.

Description of Matter	Votes For	Votes Against

1.    Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:

a. Amir Adnani	31,193,565	2,705,492
b. David Garofalo	31,215,384	2,688,463
c. Garnet Dawson	32,014,502	1,881,785
d. David Kong	31,947,337	1,944,106
e. Gloria Ballesta	23,184,218	10,719,609
f. Hon. Herb Dhaliwal	31,896,964	1,989,315
g. Mario Bernardo Garnero	32,045,008	1,856,435
h. Anna Tudela	31,853,340	2,050,495

	Votes For	Votes Withheld

2. PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company's auditor for the ensuing year and the Company's board of directors was authorized to fix the remuneration to be paid to the auditor.	53,659,013	6,477,576

Date: May 16, 2024